Exhibit 2.1

SECOND AMENDMENT

TO

INVESTMENT AGREEMENT

THIS SECOND AMENDMENT TO INVESTMENT AGREEMENT (the “Second Amendment”) is made and entered into as of this 17th day of August, 2004 by and Accentia, Inc. (“Accentia”) and Biovest International, Inc. (“BioVest”).

RECITALS:

1. Biovest and Accentia entered into the Investment Agreement as of April 10, 2003 (the “Investment Agreement”).

2. Biovest and Accentia entered into the First Amendment to the Investment Agreement as of June 16, 2003 (the “First Amendment”).

3.. To obtain required financing to support its operating and vaccine development requirements, Biovest has requested that Accentia exercise reasonable efforts to accelerate to earlier dates the payment of the promissory note issued at the closing of the Investment Agreement.

4. The Biovest Audit Committee has recommended that this Second Amendment and all exhibits thereto be approved and ratified by the Biovest Board of Directors.

5. The Biovest Board of Directors has ratified and approved this Second Amendment and all exhibits thereto with all directors with any interest in Accentia abstaining.

6. The Accentia Board of Directors has ratified and approved this Second Amendment and all exhibits thereto with all directors with any interest in Biovest abstaining.

7. It is the intent of the parties that except where modified or augmented hereby or by the First Amendment, the terms of the Investment Agreement shall remain in full force and effect.

NOW THEREFORE in consideration of the mutual covenants, agreements, representations and warranties contained herein, the parties mutually agree as follows:

(I)	Acceleration of Promissory Note. Accentia undertakes to exercise reasonable efforts to accelerate payment of the non-interest bearing promissory note in original principal amount of $15,000,000 (the “Promissory Note”) by making advancing principal payments before the date required by the terms of the Promissory Note to assist Biovest in funding its cash requirements of its operations and development (“Accelerated Payments”). The undertaking of Accentia is to exercise reasonable efforts to make Accelerated Payments is not an amendment to the terms, including but not limited to the payment dates, set forth in the Promissory Note. In undertaking to exercise reasonable efforts to make Accelerate Payments under the Promissory Note, Accentia makes no representation or warranty regarding its current or future financial ability to accelerate payments at a rate sufficient to meet Biovest’s ongoing requirements for cash or at all. Until the date on which any Accelerated Payments would have been due and payable under the Promissory Note, such Accelerated Payment shall be a loan made by Accentia to Biovest pursuant to the Line of Credit Promissory Note in the form attached hereto as Exhibit B-1 and secured by the General Security Agreement in the form attached hereto as Exhibit B-2

(II)	Biologics Distribution. The parties acknowledge that Accentia has expertise in various aspects of developing, commercializing and distributing biopharmaceutical products. In addition, Accentia’s subsidiaries, both directly and through subcontractor and vendor relationships, provide an array of product development and commercialization services, including, but not limited to, sales, marketing, specialty pharmacy distribution support, pharmaco-economic services, regulatory services and other development and commercialization services. Biovest acknowledges that it needs and would benefit from these types of distribution services and desires to utilize distribution services offered by Accentia. Accentia is interested in providing needed services to Biovest under reasonable commercial terms, provided that any and all potential conflicts of interest related to such distribution services are fairly and completely resolved and/or waived. Biovest, with recommendation of its Audit Committee and approval of its Board of Directors, with all directors with any interest in Accentia abstaining, has agreed to establish a biologics commercialization agreement with Accentia which enables Biovest to have access to the expertise and services of Accentia in a fashion that resolves to Accentia’s satisfaction any and all conflicts of interest related thereto. Accordingly, BioVest and Accentia have agreed to enter into the “Biologic Products Commercialization Agreement” in the form attached hereto as Exhibit A.

(III) Waiver of Potential Conflicts of Interest. BioVest and Accentia hereby acknowledge that Accentia owns approximately 81% of the outstanding capital stock of

BioVest, and certain directors and officers have positions with both entities. In light of the potential conflicts of interest resulting from the interrelationship of the parties, each entity has agreed to submit this Agreement and the potential conflicts of interest to its respective Audit Committee for review and recommendation and to require any director with any employment, officer or directorship relationship in the other party to this Agreement to abstain from voting on any director’s resolution relating to this Agreement. BioVest, with the recommendation of its Audit Committee and the approval of its Board of Directors, with all directors with any interest in Accentia abstaining, hereby accepts and waives the potential conflicts of interest associated with this Second Amendment to Investment Agreement, the Line of Credit Promissory Note and the General Security Agreement. Accentia, with the recommendation of its Audit Committee and the approval of its Board of Directors, with all directors with any interest in Biovest abstaining, hereby accepts and waives all potential conflicts of interest associated with this Second Amendment to Investment Agreement, the Line of Credit Promissory Note and the General Security Agreement. With the mutual representation and assurance that all reasonable and necessary steps to ensure that all potential conflicts of interest have been fully disclosed, addressed, and fairly and completely resolved or waived by BioVest and Accentia, the parties enter into this Second Amendment to Investment Agreement and the attached exhibits including the Line of Credit Promissory Note and the General Security Agreement.

(IV) Representations and Warranties

Accentia represents and warrants to BioVest :(a) the execution, delivery and performance by Accentia of this Agreement have been duly authorized by all necessary action of Accentia, and this Agreement constitutes the legal, valid and binding obligation of Accentia and (b) no authorization, consent, approval, license, exemption of, or filing or registration with, any governmental authority or agency, or approval or consent of any other Person, is required for the due execution, delivery or performance by Accentia of this Agreement.

BioVest represents and warrants to Accentia that the execution, delivery and performance by BioVest of this Agreement have been duly authorized by all necessary action and this Agreement constitutes the legal, valid and binding obligation of BioVest.

(V) Binding Effect This Second Amendment to Investment Agreement shall be binding upon, inure to the benefit of and be enforceable by Accentia and BioVest and their respective successors and assigns. No party may assign, transfer, hypothecate or otherwise convey its rights, benefits, obligations or duties hereunder without the prior express written consent of the other parties hereto. Any such purported assignment, transfer, hypothecation or other conveyance without the prior express written consent of the other parties shall be void.

IN WITNESS WHEREOF, the parties hereto have duly executed this Second Amendment to Investment Agreement, as of the date first above written.

ACCENTIA, INC.
By:
Print Name:
Title:

BIOVEST INTERNATIONAL, INC.
By:
Print Name:
Title:

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